Exhibit 2.1

AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT

This AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT, dated as of June 30, 2010 (this “Amendment”), by and among Frank Russell Company (“Seller”), Affiliated Managers Group, Inc. (“Buyer”), and, solely in respect of Sections 4.18, 4.19 and 8.8 of the Purchase Agreement (as defined below, but as amended hereby), The Northwestern Mutual Life Insurance Company (“Northwestern”).

RECITALS

WHEREAS, the Buyer, the Seller and Northwestern are parties to that certain Purchase and Sale Agreement, dated as of February 10, 2010 (the “Purchase Agreement”); and

WHEREAS, pursuant to Section 9.1 of the Purchase Agreement, the Buyer, the Seller and Northwestern now wish to amend the Purchase Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1             Defined Terms.  Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.

ARTICLE II

AMENDMENTS TO PURCHASE AGREEMENT

Section 2.1             References to Northwestern.  Each reference in the Purchase Agreement “solely in respect of Section 4.18 and Section 4.19” or “solely with respect to Section 4.18 and Section 4.19” is hereby deleted and replaced with “solely in respect of Sections 4.18, 4.19 and 8.8”.

Section 2.2             Amendment to Section 1.4(a).  Section 1.4(a) of the Purchase Agreement is hereby amended by deleting the text of such Section in its entirety and replacing it with the following:

“(a)         Seller shall prepare (or cause to be prepared) an estimated unaudited balance sheet of each of the Transferred Entities as of the close of business on the Closing Date (but pro forma for the Closing (excluding, for the avoidance of doubt, the Restructuring Transactions) and the Pre-Closing Dividend), each of which balance sheet shall be prepared in accordance with the Closing Balance Sheet Principles (each, an “Estimated Closing Balance Sheet”), together with a schedule calculating each Estimated Net Working Capital Adjustment Amount and the Estimated Aggregate Net Working Capital Adjustment Amount (collectively, the “Estimated Closing Balance Sheet Documents”).  The Estimated Closing Balance Sheet Documents shall be delivered to Buyer at least five (5) Business Days prior to the Closing Date.”

Section 2.3             Amendment to Section 1.4(b).  Section 1.4(b) of the Purchase Agreement is hereby amended by deleting the text of such Section in its entirety and replacing it with the following:

“(b)         As soon as reasonably practicable following the Closing Date, and in no event more than sixty (60) days thereafter, Buyer shall prepare and deliver to Seller an unaudited balance sheet of each of the Transferred Entities as of the close of business on the Closing Date (but pro forma for the Closing (excluding, for the avoidance of doubt, the Restructuring Transactions) and the Pre-Closing Dividend), which balance sheet shall be prepared in accordance with the Closing Balance Sheet Principles (each, a “Final Closing Balance Sheet”), together with a schedule calculating each Final Net Working Capital Adjustment Amount and the Final Aggregate Net Working Capital Adjustment Amount (collectively, the “Final Closing Balance Sheet Documents”).”

Section 2.4             Addition of Section 1.8.  Section 1.8 of the Purchase Agreement is hereby added to the Purchase Agreement as follows:

“Section 1.8           Certain Post-Closing Payments.

(a)           No later than ten (10) Business Days following the end of any calendar month in which any portion of the “PIP receivable” set forth on the Final Closing Balance Sheet (as finally determined in accordance with Section 1.4) (the “PIP Receivable”) is collected by the Company Group, Buyer shall pay to Seller an amount (which amount, to the extent such portion was paid in a combination of cash and securities, shall be paid in the same combination of cash and securities, in the same proportion so received, with such securities attributed with the same value as applicable in their payment to the Company Group) equal to the product of (i) the aggregate amount of the PIP Receivable collected during the applicable calendar month reduced by the amount of any income Taxes imposed on the Buyer solely as a result of the receipt of such portion of the PIP Receivable (determined after taking into account any deduction, credit, loss or other Tax benefit realized by Buyer under Applicable Law including as a result of the payment made under this Section 1.8(a) or the write-off of any portion of the PIP Receivable) and (ii) 25%.  Buyer shall provide a calculation, in reasonable detail, of any deduction for income Taxes contemplated by this Section 1.8(a).

(b)           Any payment under this Section 1.8 shall be treated as an adjustment to the Purchase Price for any Tax purposes, except as otherwise required by Applicable Law.”

Section 2.5             Amendment to Section 2.12(f).  Section 2.12(f) of the Purchase Agreement is hereby amended by deleting footnote 1 therein in its entirety.

Section 2.6             Amendment to Section 4.4.  Section 4.4 of the Purchase Agreement is hereby amended by deleting the text of such Section in its entirety and replacing it with the following:

“Section 4.4           Post-Closing Access; Post-Closing Retention of Records; Etc.

(a)           For a period of seven (7) years following the Closing (or, if later, until conclusion of any Proceeding pending at such date), Buyer and Seller shall, and shall cause their respective Affiliates to, upon reasonable notice by Seller or Buyer (either party, in such capacity the “Requesting Party”) or their respective Affiliates to the other party (the “Providing Party”):

(i)            (A) provide to the Requesting Party and its Affiliates and their respective representatives reasonable access to their properties, information, data, books, records, employees and (subject to the terms of any required agreements with the applicable auditor) auditors, to the extent relating to the business and operations of the Company Group with respect to any pre-Closing period or matter occurring prior to the Closing (including in connection with any Proceeding arising out of any business or operations of the Company Group in which the Requesting Party or any of its Affiliates may from time to time be involved, other than with respect to (x) Proceedings involving disputes between Buyer or its Affiliates, on the one hand, and Seller or its Affiliates, on the other hand, and (y) the preparation and audit of any financial statements or Tax Returns (which, for the avoidance of doubt, shall be governed by the provisions in Article VII)) and (B) subject to Sections 4.5(b) and 4.5(c), permit the Requesting Party and its Affiliates and their respective representatives to make such copies and inspections of any such information, data, books and records as any of them may reasonably request; and

(ii)           (A) make available to the Requesting Party and its Affiliates and their respective representatives, the officers, employees and representatives of the Providing Party (and, in the case where the Providing Party is Buyer, the Company Group) to provide reasonable assistance and co-operation in the review of information described in this Section 4.4(a) and (B) cooperate with the Requesting Party and its Affiliates and their respective representatives, including by furnishing such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals and make available their respective employees as witnesses, to the extent reasonably necessary in connection with any Proceeding arising out of any business or operations of the Company Group in which the Requesting Party or any of its Affiliates are or may

from time to time be involved, other than with respect to Proceedings involving disputes between Buyer or its Affiliates, on the one hand, and Seller or its Affiliates, on the other hand;

provided that any access or cooperation pursuant to this Section 4.4(a) shall not unreasonably interfere with the conduct of the business of the Company Group or the Providing Party and shall occur only during normal business hours upon reasonable advance notice by the Requesting Party to the Providing Party, under the supervision of the Providing Party’s personnel.  Notwithstanding the obligations contained in this Section 4.4(a), the Providing Party shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or similar legal privilege of it or its Affiliates or contravene any Applicable Law, fiduciary duty or binding agreement.  All information provided or accessed under this Section 4.4 shall be subject to the terms of Section 4.5.  The Requesting Party shall bear any reasonable out-of-pocket costs incurred by the Providing Party or the Company Group in providing the access and cooperation required by this Section 4.4(a).

(b)           Following the Closing, each party shall, and shall cause its Affiliates to, retain true and complete originals or copies of the books and records and other information and data, including personnel records, of the Company Group and its business and operations with respect to pre-Closing periods in accordance with the document retention policies of such party and its Affiliates, but in no event for less than so long as required by Applicable Law.  If, following the expiration of the period during which Seller and its Affiliates are required to retain books, records and other information and data pursuant to this Section 4.4(b), Seller or its Affiliate determines to dispose of any such materials, Seller or such Affiliate shall first provide written notice to Buyer and provide Buyer with a reasonable opportunity to take possession of, or make copies of, such materials prior to such disposal; provided, that the provision of such materials shall be subject to the same limitations, and the same expense reimbursement obligations, as would be applicable if such materials were accessed pursuant to Section 4.4(a).”

Section 2.7             Addition of Section 4.16(d).  Section 4.16(d) of the Purchase Agreement is hereby added to the Purchase Agreement as follows:

“(d)         Buyer shall not permit any renewal or extension of the SF Lease, unless in connection with such renewal or extension the SF Lease Guaranty is terminated and Seller is released from all liabilities and obligations thereunder.  Seller shall execute and deliver any documents reasonably necessary to give effect to the foregoing.”

Section 2.8             Amendment to Section 4.20.  Section 4.20 of the Purchase Agreement is hereby amended by deleting the text of such Section in its entirety and replacing it with the following:

“Section 4.20         EQT.  In the event that the transfer of the Sale Partnership Interest (as defined in the EQT Purchase Agreement) has not been completed prior to Closing, until the consummation of such transfer, the rights and obligations in respect of the Sale Partnership Interest of PV (Guernsey) as owner of the Sale Partnership Interest shall be treated in the same manner as Schedule 1.6(b) so that capital calls and distributions in respect of the Sale Partnership Interest shall be accomplished via the Aggregate Contributions and Aggregate Distributions.  In addition, notwithstanding the Estimated Closing Balance Sheet Documents, the parties agree that any cash received by PV (Guernsey) from RSL or PGIF in respect of their purchases of their respective portions of the EQT Interest shall, to the extent not distributed to Seller or one of its Subsidiaries, be treated as cash for purposes of the Final Closing Balance Sheet Documents.”

Section 2.9             Amendment to Section 7.10(a).  Section 7.10(a) of the Purchase Agreement is hereby amended by deleting the text of such Section in its entirety and replacing it with the following:

“(a)         On or before the Closing Date, the parties shall agree to a percentage apportionment of the Closing Purchase Price among the Transferred Entities, which percentage and associated allocations of the Closing Purchase Price shall be set forth on Schedule 7.10(a).   The amount by which the Final Net Working Capital Adjustment Amount of each Transferred Entity exceeds or falls short of the Estimated Net Working Capital Adjustment Amount for such Transferred Entity shall be allocated to the shares of such Transferred Entity (so as to increase the purchase price for the shares of the relevant Transferred Entity, if positive, or reduce such purchase price, if negative).  The amount of the Post-Closing True-Up Payment (if any) shall also be allocated to the shares of such Transferred Entity (so as to increase the purchase price for the shares of the relevant Transferred Entity). The amount of any payment pursuant to Schedule 1.6, any Contingent Payments made pursuant to Section 1.7 and any Subsequent Payments shall be allocated among the Transferred Entities in the same percentage as the Closing Purchase Price was allocated.  Each of Buyer and Seller and their respective Affiliates shall use the purchase price determined for each set of shares in the Transferred Entities in accordance with the provisions of this Section 7.10(a) for purposes of all relevant Tax Returns, reports and filings and neither Buyer nor Seller shall take any position that is inconsistent therewith unless otherwise required by Applicable Law.”

Section 2.10           Amendment to Section 8.2(b).  Section 8.2(b) of the Purchase Agreement is hereby amended by deleting the text of such Section in its entirety and replacing it with the following:

“(b)         Following the Closing, and subject to the other terms of this Article VIII, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates and each of their respective directors, officers, employees, stockholders, representatives and agents from and against any and all Losses directly arising out of or resulting from (i) any failure of any representation or warranty made by Buyer in Article III to be true, (ii) any breach of any covenant or agreement of Buyer under this Agreement, (iii) the performance by RSL of its obligations under Section 4 or Schedule 3 of the Licenses to Assign (including any payment of rent or other payment required thereunder) arising after the Closing or (iv) the performance by Seller of its obligations under the SF Guaranty (including any payment of rent or other payment required thereunder) arising after the Closing.”

Section 2.11           Amendment to Section 8.8.  Section 8.8 of the Purchase Agreement is hereby amended by adding the following at the end of such Section:

“Seller hereby agrees and acknowledges, on behalf of its Subsidiaries and their successors and assigns, and Northwestern hereby agrees and acknowledges, for itself and on behalf of its Subsidiaries and its and their successors and assigns, (i) that in the event that Seller (or its applicable Subsidiary) transfers any Retained Carried Interest or a Retained Capital Interest to (A) a Subsidiary of the Seller or (B) Northwestern or a Subsidiary of Northwestern (it being understood that any such transfer shall be subject to the terms of the applicable Retained Carried Interest or Retained Capital Interest), then Buyer and its related Indemnified Parties shall be entitled to off-set or set-off any payment due pursuant to Article VII, Annex B or this Article VIII against any payment in respect of such transferred Retained Carried Interest or Retained Capital Interest to the same extent as if such Retained Carried Interest or Retained Capital Interest were held by Seller and subject to the provisions of the first sentence of this Section 8.8, (ii) to the extent any holder or beneficial owner of such Retained Carried Interest or Retained Capital Interest incurs Losses as a result of such off-set or set-off effected in accordance with this Section 8.8, such holder shall look solely to Seller for reimbursement of such Losses, and (iii) to the extent Buyer or its Affiliates incur any Losses arising out of or resulting from the exercise in accordance with this Section 8.8 of Buyer’s rights hereunder against any holder or beneficial owner of such Retained Carried Interest or Retained Capital Interest, Seller shall indemnify, defend and hold harmless Buyer and its related Indemnified Parties from and against any such Loss.”

Section 2.12           Amendment to Section 9.6.  Section 9.6 of the Purchase Agreement is hereby amended by deleting the reference to “Terry Berland”.

Section 2.13           Amendment to Annex A (Definitions). Annex A of the Purchase Agreement is hereby amended as follows:

(a)           The following definitions shall be added:

““Applicable Distribution Statement”  shall have the meaning set forth in Schedule 1.6(d)(i).”

““Carry Override Agreement” shall have the meaning given to such term in the Organizational Documents of the applicable “Carry Recipient” identified on Schedule 1.5(a) of the Seller Disclosure Schedule.”

““Distribution Statement” shall mean, with respect to a distribution with respect to a Retained Carry Interest or Retained Capital Interest, the schedule accompanying such distribution which sets forth a calculation, in reasonable detail, of the components of such distribution (including any reduction or offset for Taxes or a Carry Override Agreement).”

““EQT Interest” means the limited partner interest in EQT owned by PV (Guernsey) prior to acquisition thereof by RSL and PGIF.”

““EQT Purchase Agreement” means the Sale and Purchase Agreement, dated as of June 30, 2010, between PV (Guernsey), Seller and RSL.”

““Licenses to Assign” shall mean those certain Licenses to Assign entered into by RSL, Sateria Investments Limited, Norfolk House Management Limited, Plymouth UK and Pantheon Ventures (UK) LLP relating to the ground floor, 5th floor and 6th floor of Norfolk House.”

““PIP IMA” shall mean the Management Agreement, dated February 25, 2004, between the Registered Fund and Pantheon Ventures Limited (and any successor thereto), as supplement by the Supplemental Agreements thereto dated August 9, 2004 and January 30, 2007, as may be further amended or supplemented from time to time, and any successor agreement thereto.”

““Providing Party” shall have the meaning set forth in Section 4.4(a).”

““Requesting Party” shall have the meaning set forth in Section 4.4(a).”

““RSL” shall mean Russell Systems Limited or any successor thereto.”

““SF Landlord” shall mean Transamerica Pyramid Properties, LLC.”

““SF Lease” shall mean the Transamerica Pyramid Office Lease by and between Transamerica Insurance Corporation, predecessor in interest to the SF Landlord, and Plymouth USA dated December 4, 2001, as amended by that certain First Amendment to Office Lease between the SF Landlord and Plymouth USA dated August 6, 2007, as assigned (to the extent such lease is so assigned) by Plymouth USA to Pantheon Ventures (US) LLP pursuant to the Restructuring Transactions.”

““SF Lease Guaranty” shall mean the Guaranty of the SF Lease by Seller as guarantor for the benefit of the SF Landlord dated August 6, 2007.”

(b)           The following definitions shall be deleted in their entirety:

““EQT Commitment” shall have the meaning set forth in Section 4.20(a).”

““EQT Transfer Date” shall have the meaning set forth in Section 4.20(a).”

““PGIF Assumed Funded Amount” shall have the meaning set forth in Section 4.20(a).”

““Retained EQT Commitment” shall have the meaning set forth in Section 4.20(a).”

““Transferred EQT Commitment” shall have the meaning set forth in Section 4.20(a).”

(c) The following definitions shall be amended by deleting the text of each such definition in its entirety and replacing it with the following:

““Aggregate Contributions” shall mean, for a particular calendar quarter, the aggregate amount of (a) contributions made by the Company Group during such calendar quarter in respect of its capital commitments (or, if applicable, loan commitments) to every Client as of the date of this Agreement (excluding PGIF, PGSF IV KSA and PGSF IV but including those identified in Schedule 1.6(a)(iii) of the Seller Disclosure Schedule) plus (b) the aggregate amount of any unsatisfied clawback or similar obligation in respect of any Retained Carried Interest or Retained Capital Interest that is due and payable during such calendar quarter but not satisfied during such calendar quarter (it being understood that any amount included in Aggregate Contributions pursuant to this clause (b) shall be applied by the Company Group against the obligation of the applicable Russell Member in respect of the applicable Retained Carried Interest or Retained Capital Interest) plus (c) the aggregate amount of any clawback or similar obligation that is due and payable during such calendar quarter in respect of (x) any amounts distributed to the Company Group prior to Closing by the Non-Registered Funds identified on Schedule 1.6(a)(ii) of the Seller Disclosure Schedule or Schedule 1.6(a)(iii) of the Seller Disclosure Schedule representing a return of capital and/or any applicable profit thereon (whether in respect of capital commitments or loan commitments), (y) the Performance Fees set forth on Schedule 1.6(a)(i) of the Seller Disclosure Schedule received from or in respect of any Non-Registered Fund/Registered Fund/Separate Account Client identified on such schedule prior to the Closing or (z) any amounts included in the calculation of “Aggregate Distribution” with respect to such calendar quarter or any prior calendar quarter following the Closing.”

““Aggregate Distributions” shall mean, for a particular calendar quarter, the sum (which may be a negative amount) of (a) (i) the aggregate amounts distributed by the Non-Registered Funds identified on Schedule 1.6(a)(ii) of the Seller Disclosure Schedule and Schedule 1.6(a)(iii) of the Seller Disclosure Schedule to the Company Group during such calendar quarter (other than, for the avoidance of doubt, any such distributions in respect of the Retained Capital Interests) representing a return of capital and/or any applicable profit thereon (whether in respect of capital commitments or loan commitments) minus (ii) the aggregate Tax Amount, if any, in respect of any such profit plus (b) (i) the Performance Fees set forth on Schedule 1.6(a)(i) of the Seller Disclosure Schedule received from or in respect of any Non-Registered Fund/Registered Fund/Separate Account Client identified on such schedule during such calendar quarter minus (ii) the aggregate Tax Amount, if any, in respect of such Performance Fees.  For the avoidance of doubt, to the extent such sum results in a negative number, such amount shall be paid by Seller to Buyer.”

““Applicable Working Capital Target” shall mean (a) in the case of Plymouth USA, $3,915,308, (b) in the case of Plymouth UK, $6,000,000 and (c) in the case of Plymouth Asia, $1,000,000; provided that (i) if cash and cash equivalents of any Transferred Entity is less than the Minimum Cash Amount for such Transferred Entity, in each case as determined in accordance with the Closing Balance Sheet Principles, the Applicable Working Capital Target for such Transferred Entity shall be increased by the amount of such shortfall and (ii) if Estimated Regulatory Capital or Final Regulatory Capital (as applicable) for a Transferred Entity is less than the Required Regulatory Capital for such Transferred Entity, such shortfall shall be treated as a Current Liability of such Transferred Entity for purposes of calculating the Estimated Net Working Capital Adjustment Amount and the Final Net Working Capital Adjustment Amount.”

““Applicable Post-Closing Excluded Advisory Agreement Value” shall mean the aggregate Advisory Agreement Values of Applicable Closing Excluded Advisory Agreements (calculated as of the applicable Post-Closing True-Up Date); provided that the Applicable Post-Closing Excluded Advisory Agreement Value shall also include the Advisory Agreement Value attributable to any capital commitments made to PGSF IV, PGIF , PASIA VI, PUSA IX, PEURO VII or CIC following the Closing and prior to a Post-Closing True-Up Date by any bona fide potential investor who has made a “hard circle” (meaning such investor has given a written or verbal commitment to invest, subject to documentation and closing) capital commitment in an identified amount to any such Non-Registered Fund following the date hereof and identified in writing to Buyer at least two (2) Business Days prior to the Closing Date, and who are admitted to such Non-Registered Fund at the first closing of such Non-Registered Fund to occur after the Closing Date) (and the Advisory Agreements in respect of PGSF IV, PGIF, PASIA VI, PUSA IX, PEURO VII or CIC shall be treated as Applicable Closing Excluded Advisory Agreements to the extent of any such new capital commitments that were closed upon prior to the referenced closing of the applicable Non-Registered Fund and prior to an applicable Post-Closing True-Up Date), but for the avoidance of doubt, without duplication on any Post-Closing True-Up Date to the extent counted with respect to a prior Post-Closing True-Up Date).”

““EQT” means EQT Infrastructure (No. 1) Limited Partnership.”

““PGIF” shall mean Pantheon Global Infrastructure Fund “A”, L.P., together with any parallel funds operating in parallel thereto.”

““PIP Receivable” shall have the meaning set forth in Section 1.8(a).”

Section 2.14           Amendment to Annex B (Tax Deed). Annex A of the Purchase Agreement is hereby amended by replacing the reference to “Instalment Payments” with “Installment Payments” in the definition of “CTSA Regulations”.

Section 2.15           [Intentionally Omitted]..

Section 2.16           [Intentionally Omitted]

Section 2.17           Amendments to Seller Disclosure Schedules.

(a) Schedule 7.10(a) to the Seller Disclosure Schedule is hereby amended and restated in its entirety by Annex B hereto.

(b)           [Intentionally Omitted].

ARTICLE III

CERTAIN ADDITIONAL MATTERS

Section 3.1             Current Assets; Gilt Purchase,

The parties hereto acknowledge and agree, and set forth herein for confirmatory purposes, that by e-mail correspondence on May 18, 2010 and May 19, 2010, Kenneth Willman for Seller and Jay Horgen for Buyer amended the Purchase Agreement to provide that, for the avoidance of doubt, the amount contributed by Pantheon Ventures Limited to Pantheon Ventures (UK) LLP (referred to as “UK LLP2” in Annex C to the Purchase Agreement) prior to the Closing to acquire U.K. gilt securities shall be treated as a Current Asset of Plymouth UK, shall be included in the Minimum Cash Amount of Plymouth UK and shall not exceed £102,000 in the aggregate.  Such e-mail is incorporated by reference into the Purchase Agreement with the same force as if restated herein and the parties hereto hereby ratify such amendment.

Section 3.2             Termination and Reformation of UK LLP2.  The parties hereto acknowledge and agree, and set forth herein for confirmatory purposes, that by e-mail correspondence on May 27, 2010, Kenneth Willman for Seller and Jay Horgen for Buyer amended the Purchase Agreement to provide that, for the avoidance of doubt, (i) with respect to Pantheon Ventures (US) Holdings LLP (“US LLP2”), the execution and filing of (x) a termination agreement and a certificate of cancellation of the statement of qualification filed with the Secretary of State of Delaware on March 3, 2010 and (y) (A) a subsequent statement of qualification and (B) a subsequent limited liability partnership agreement, in the case of each of (A) and (B), for an entity to serve the same purposes as US LLP2 as set forth in Annex C of the Purchase Agreement (defined below) shall be deemed included in the Restructuring Transactions (as defined in the Purchase Agreement (defined below) for all purposes thereunder.  Such e-mail is incorporated by reference into the Purchase Agreement with the same force as if restated herein and the parties hereto hereby ratify such amendment.

Section 3.3             Estimated Closing Balance Sheet Documents.  The parties agree that, notwithstanding the requirement set forth in Section 1.4(a) of the Purchase Agreement that the Estimated Closing Balance Sheet Documents shall be delivered to Buyer at least five (5) Business Days prior to the Closing Date, such requirement shall be waived and the Estimated Closing Balance Sheet Documents are attached hereto in the form delivered by Seller to Buyer.

ARTICLE IV

MISCELLANEOUS

Section 4.1             Effect on the Agreement.  This Amendment shall be deemed incorporated into the Purchase Agreement and shall be construed and interpreted as though fully set forth therein.  Except as amended and modified herein, the Purchase Agreement remains in full force and effect.

Section 4.2             Governing Law and Jurisdiction.  This Amendment and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws thereof that would cause the laws of another jurisdiction to apply.

Section 4.3             Counterparts.  This Amendment may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.

FRANK RUSSELL COMPANY

By:	/s/ Kenneth W. Willman
Name: Kenneth W. Willman
Title: Chief Legal Officer and Secretary

SOLELY IN RESPECT OF SECTIONS 4.18, 4.19 AND 8.8:

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Jeffrey J. Leuken
Name:	Jeffrey J. Leuken
Title:	Authorized Representative

AFFILIATED MANAGERS GROUP, INC.

By:	/s/ Jay C. Horgen
Name:	Jay C. Horgen
Title:	Executive Vice President